[redacted]

15047034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
MAR 02 2015
WASH. D.C. 194 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Fuel Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Fifth Avenue
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bodnar (646) 572-0422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Bodnar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Fuel Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MB
Title

Notary Public

LINDA YODALIE APONTE
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Bronx County
01AP6158971
MY COMMISSION EXPIRES 03/22/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Corporate Fuel Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Corporate Fuel Securities LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Corporate Fuel Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Corporate Fuel Securities LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America

Marks Paneth LLP

New York, New York
February 27, 2015

CORPORATE FUEL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 151,476
Accounts Receivable	47,500
Due from Corporate Fuel Advisors, LLC	9,919
Other assets	2,459
TOTAL ASSETS	$ 211,354

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 82,934
MEMBER'S EQUITY	128,420
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 211,354

See notes to financial statement.

CORPORATE FUEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Private placement fees for the Company's services are determined based on contracts with their customers. Revenue is recognized over the life of the contract as private placement services are provided and when a transaction is closed.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in The United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes* for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2011.

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 27, 2015 which is the date that the financial statements were available to be issued.

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to a client in accordance with the contractual terms of the agreements.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $97,295 for the year ended December 31, 2014.

At December 31, 2014, the company was due $9,919 from the parent company. The balance is non-interest bearing and due on demand.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company's net capital of $68,542 exceeded required net capital of $5,529 by $63,013 and the ratio of aggregate indebtedness to net capital was 1.21 to 1.

The Company is exempt under Section (k)(2)(i) of Rule 15c3-3. As such, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.